UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2006

Commission File Number: 000-29938

Pacific Internet Limited ———————————————————————————————————
(Translation of registrant’s name into English)

89 Science Park Drive, #01-07 The Rutherford, Singapore Science Park Singapore 118261
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Media Release dated March 16, 2006
-  Pacific Internet Appoints Financial Adviser to Explore Options to Maximize
Shareholder Value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Internet Limited

Date: March 16, 2006	By:	Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President and CEO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Media Release dated March 16, 2006